東方有色集團有限公司*
ONFEM HOLDINGS LIMITED
(Incorporated in Bermuda with limited liability)

RECEIVED
2004 DEC -6 A 11:40
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

04046565

25th November, 2004

SUPPL

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

BY AIRMAIL

SEC FILE NO. 82-3735

Dear Sirs,

Re: ONFEM Holdings Limited (the "Company")
- Information furnished pursuant to Rule 12g3-2(b)
Under the Securities Exchange Act of 1934 (the "Act")

In order to maintain the Company's exemption from Section 12(g) of the Act pursuant to Rule 12g(3)-2(b) under the Act, we submit herewith two copies of an announcement of the Company dated 24th November, 2004.

The enclosed documents that are in Chinese substantially restate the information appearing elsewhere in English.

Yours faithfully,
For and on behalf of
ONFEM HOLDINGS LIMITED

Eva Siu
Enclosures

PROCESSED
DEC 10 2004
THOMSON
FINANCIAL

香港九龍尖沙咀漆咸道南79號中國五礦大廈18樓 電話：2613 6363 傳真：2581 9823
18/F., CHINA MINMETALS TOWER, 79 CHATHAM ROAD SOUTH, TSIMSHATSUI, KOWLOON, HONG KONG TEL : 2613 6363 FAX : 2581 9823

ONFEM HOLDINGS LIMITED

(Incorporated in Bermuda with limited liability)
(STOCK CODE: 230)

PRESS CLARIFICATION

The Directors of the Company refer to the Article (as defined hereinbelow) in relation to an alleged injection of assets amounting to HK$40 billion by China Minmetals into the Company and wish to clarify that the Company, with the confirmation from its controlling shareholder, Minmetals HK, is not aware of and has not been informed of any of the matters referred to in the Article.

The Directors have noted the recent increase in the trading volume and decrease in price of the shares of the Company and wish to state that the Directors are not aware of any reasons for such movement.

Shareholders of the Company and investors should exercise caution when dealing in the shares of the Company.

This announcement is made at the request of The Stock Exchange of Hong Kong Limited ("**Exchange**").

The directors ("**Directors**") of ONFEM Holdings Limited ("**Company**") refer to an article appearing in a newspaper published on 24th November, 2004 ("**Article**") in relation to an alleged injection of assets amounting to HK$40 billion by China Minmetals into the Company and wish to clarify that the Company is not aware of and has not been informed of any of the matters referred to in the Article.

The Company has received a letter today from the controlling shareholder of the Company, China Minmetals H.K. (Holdings) Limited ("**Minmetals HK**") which indirectly holds approximately 53.95% of the issued share capital of the Company, confirming that currently, it has no specific proposal which may affect the Company and that it has no plan to inject any of its existing assets or business into the Company and/or its subsidiaries.

The Directors have noted the recent increase in the trading volume and decrease in price of the shares of the Company and wish to state that the Directors are not aware of any reasons for such movement.

The Directors confirm that there are no negotiations or agreements relating to intended acquisitions or realisations which are discloseable under Rule 13.23 of the Rules Governing the Listing of Securities on the Exchange ("**Listing Rules**"), neither are the Directors aware of any matter discloseable under the general obligation imposed by Rule 13.09 of the Listing Rules, which is or may be of a price-sensitive nature.

The Directors individually and jointly accept responsibility for the accuracy of this announcement.

Shareholders of the Company and investors should exercise caution when dealing in the shares of the Company.

By order of the Board of
ONFEM Holdings Limited
Wang Xingdong
Managing Director

Hong Kong, 24th November, 2004

As at the date hereof, the board of Directors comprises eight Directors, of which five are executive Directors, namely Mr. Lin Xizhong, Mr. Wang Xingdong, Mr. Yan Xichuan, Mr. Qian Wenchao and Ms. He Xiaoli; and three are independent non-executive Directors, namely Mr. Lam Chun, Daniel, Mr. Selwyn Mar and Ms. Tam Wai Chu, Maria.

ONFEM HOLDINGS LIMITED

東方有色集團有限公司*

(於百慕達註冊成立之有限公司)

(股份代號：230)

澄清報章報導

本公司董事謹此提述一則有關聲稱中國五礦將向本公司注入為數40,000,000,000港元資產之該報導(定義見下文)，並謹此澄清本公司(獲本公司之控股股東香港五礦確認)並不知悉亦無獲通知該報導所提述之事宜。

董事注意到最近本公司之股份交投量上升及價格下跌，並謹此聲明董事沒有發現導致此波動之任何原因。

本公司各股東及投資者於買賣本公司股份時務請審慎行事。

本公佈應香港聯合交易所有限公司(「**聯交所**」)之要求而作出。

東方有色集團有限公司(「**本公司**」)之董事(「**董事**」)謹此提述一則於二零零四年十一月二十四日刊登於一份報章內有關聲稱中國五礦將向本公司注入為數40,000,000,000港元資產之報導(「**該報導**」)，並謹此澄清本公司並不知悉亦無獲通知該報導所提述之事宜。

本公司於本日接獲中國五礦香港控股有限公司(「**香港五礦**」)(本公司之控股股東及間接持有本公司約53.95%之已發行股本)之信函，確認香港五礦現時並無會對本公司有影響之特訂建議及其未有計劃向本公司及／或其附屬公司注入任何現有資產或業務。

董事注意到最近本公司之股份交投量上升及價格下跌，並謹此聲明董事沒有發現導致此波動之任何原因。

董事謹此確認，目前並無任何有關收購或變賣的商談或協議為根據聯交所證券上市規則(「**上市規則**」)第13.23條而須予公開者；董事亦不知悉有任何足以或可能影響價格的事宜為根據上市規則第13.09條所規定的一般責任而須予公開者。

董事願就本公佈之準確性承擔個別及共同的責任。

本公司各股東及投資者於買賣本公司股份時務請審慎行事。

承董事會命
東方有色集團有限公司
董事總經理
王幸東

香港，二零零四年十一月二十四日

* *僅供識別*

於本公佈之日期，董事會由八名董事組成，其中五名為執行董事，即林錫忠先生、王幸東先生、閻西川先生、錢文超先生及何小麗女士；三名為獨立非執行董事，即林濬先生、馬紹援先生及譚惠珠女士。